UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 11

AMERICAN EAGLE OUTFITTERS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02553E 10 6

(CUSIP Number)

Irwin A. Bain, Esq.

Schottenstein Stores Corporation

4300 E. Fifth Avenue

Columbus, Ohio 43219

614-449-4332

With a copy to:

Robert J. Tannous, Esq.

Porter, Wright, Morris & Arthur LLP

41 South High Street

Columbus, OH 43215

614-227-1953

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box   ☐

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1.	Names of Reporting Person: Geraldine Schottenstein Hoffman S.S. or I.R.S. Identification No. of Above Individual (optional): N/A
2.	Check the Appropriate Box if a Member of a Group: (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds: 00
5.	Check Box if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 4,649,148 8. Shared Voting Power: 245,406 9. Sole Dispositive Power: 4,649,148 10. Shared Dispositive Power: 245,406

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,894,554
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13.	Percent of Class Represented by Amount in Row (11): 2.5%
14.	Type of Reporting Person: IN

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ITEM 1.	Security and Issuer

(a)		Title of Class of Securities: Common Stock, $0.01 par value
(b)		Name of Issuer: American Eagle Outfitters, Inc.
(c)		Address of Issuer’s Principal Executive Offices:
77 Hot Metal Street
Pittsburgh, Pennsylvania 15203

ITEM 2.	Identity and Background

(a)	(1)	Jay L. Schottenstein
	(2)	SEI, Inc.
	(3)	Geraldine Schottenstein Hoffman

(b)	(1)	4300 East Fifth Ave., Columbus, Ohio 43219
	(2)	4300 East Fifth Ave., Columbus, Ohio 43219
	(3)	4300 East Fifth Ave., Columbus, Ohio 43219

(c)	(1)	Chairman of the Board
	(2)	Set forth on Schedule A annexed hereto is the name, principal business and address of each of the directors and executive officers of SEI, Inc. as of the date hereof.
	(3)	N/A

(d)	Criminal convictions: Not applicable

(e)	Civil proceedings: Not applicable

(f)	Citizenship:
Jay L. Schottenstein is a United States Citizen
SEI, Inc. is a Nevada corporation
Geraldine Schottenstein Hoffman is a United States Citizen

ITEM 3.	Source and Amount of Funds or Other Consideration

Not applicable.

ITEM 4.	Purpose of Transaction

SEI, Inc. ("SEI") is a Nevada corporation, of which Jay L. Schottenstein is a director, Chairman of the Board, Chief Executive Officer and President, and of which 79.61% of the issued and outstanding common stock is currently owned by trusts of which Mr. Schottenstein is Trustee.  On September 16, 2011, SEI redeemed shares of its common stock from certain of its shareholders and in exchange distributed 3,694,736 shares of Common Stock (the "Distributed SEI Shares").  The transaction discussed in this paragraph is  referred to herein as the "SEI Redemption".

On September 16, 2011, Mr. Schottenstein entered into a Voting and Stockholder Agreement (the "Voting Agreement") with Ann S. Deshe, Susan S. Diamond, certain of their spouses, lineal descendants, and affiliates (collectively, the "Deshe/Diamond Affiliates"), and the other parties named therein, which Voting Agreement is  attached hereto as Exhibit 1.  Under the Voting Agreement, Mr. Schottenstein was granted an irrevocable proxy to vote the Distributed SEI Shares that are held by the Deshe/Diamond Affiliates.

As a result of the Voting Agreement and SEI Redemption, Mr. Schottenstein now has sole voting power over the Distributed SEI Shares; however, Mr. Schottenstein no longer has any dispositive power over the Distributed SEI Shares.

The reporting persons evaluate each of their investments, including the Company and the Shares, on an ongoing basis, based upon various factors, criteria and alternatives including those noted below. Based on current circumstances and such ongoing evaluation the reporting persons may, from time to time, acquire additional Shares, continue to own Shares or dispose of Shares at any time, in the open market or otherwise, may take actions which could involve any of the items enumerated in the Schedule 13D instructions to this Item 4. The reporting persons reserve the right, based on all relevant factors and circumstances, to change their investment intent with respect to the Company and the Shares at any time in the future, and to change their intent with respect to any or all of the matters referred to in this Schedule 13D, including any of the items enumerated in the Schedule 13D instructions to this Item 4. In reaching any conclusion as to its future course of action, the reporting persons will take into consideration various factors, criteria and alternatives, including, but not limited to, the Company's business and prospects, other developments concerning the business and management of the Company, its competitors and the industry in which it operates, other business and investment opportunities available to the reporting persons, any contractual obligations to which the reporting persons are now or may in the future become subject, including in respect of the financing of their ownership of the Shares or otherwise relating to its investment in the Company or otherwise, and general economic and stock market conditions, including, but not limited to, the market price of the Shares and other investment alternatives. From time to time the reporting persons may enter into discussions with the Company and/or third parties, concerning their holding of the Shares and possible future extraordinary transactions involving the reporting persons and the Company and such third persons. There can be no assurance as to whether the reporting persons will take any action with respect to their ownership of the Shares, take action with respect to any of the items enumerated in the Schedule 13D instructions to this Item 4, including entering into any discussions with the Company or with any third parties with respect to the Shares or the Company, nor as to outcome of any such matters, including as to whether any discussions if entered into will lead to any transaction that might be considered or agreed to by any third party, the Company or the reporting persons, the terms of any transaction, or the timing or certainty of any transaction.

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ITEM 5.	Interest in Securities of the Issuer

(1)	Jay L. Schottenstein

(a)

Amount Beneficially Owned: 9,152,615 shares; Percent of Class: 4.7%. Includes 688,653 shares held by Mr. Schottenstein directly; 4,285,258 shares held by SEI, Inc., 79.61% of whose common stock is owned by trusts of which Mr. Schottenstein is Trustee; Mr. Schottenstein is also the Chairman of the Board, Chief Executive Officer and President of SEI, Inc.; 232,262 shares deemed held by Mr. Schottenstein that are subject to options exercisable within 60 days; 251,706 shares held in trusts for the benefit of family members as to which Mr. Schottenstein is either Trustee or Trust Advisor and 3,694,736 shares as to which Mr. Schottenstein has sole voting power as described in Item 4.

	(b)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 4,621,951 shares
(ii) Shared power to vote or to direct the vote: 4,530,664 shares
(iii) Sole power to dispose or to direct the disposition of: 927,215 shares
(iv) Shared power to dispose or to direct the disposition of: 4,530,664 shares

(c)	Transactions effected by Mr. Schottenstein during the past 60 days:

As a result of the SEI Redemption described in Item 4 herein, on September 16, 2011, Mr. Schottenstein no longer has any dispositive power over 3,694,736 shares of Common Stock held by SEI, but pursuant to the Voting Agreement has sole voting power to vote such shares of Common Stock.

(d)	Another’s right to receive dividends: Not applicable

(e)	Date ceased to be a 5% owner: August 27, 2009

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(2)	SEI, Inc.

	(a)	Amount Beneficially Owned: 4,285,258 shares; Percent of Class: 2.2%

	(b)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 4,285,258 shares
(ii) Shared power to vote or to direct the vote: 0 shares
(iii) Sole power to dispose or to direct the disposition of: 4,285,258 shares
(iv) Shared power to dispose or to direct the disposition of: 0 shares

	(c)	Transactions effected by SEI, Inc. during the past 60 days: As a result of the SEI Redemption described in Item 4 herein, on September 16, 2011, SEI disposed of 3,694,736 shares of Common Stock.

(d)	Another’s right to receive dividends: Not applicable

(e)	Date ceased to be a 5% owner: Not applicable

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(3)	Geraldine Schottenstein Hoffman

	(a)	Amount Beneficially Owned: 4,894,554 shares; Percent of Class: 2.5% (The shares are held in trusts for the benefit of family members as to which Ms. Hoffman is trustee).

	(b)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 4,649,148 shares
(ii) Shared power to vote or to direct the vote: 245,406 shares
(iii) Sole power to dispose or to direct the disposition of: 4,649,148 shares
(iv) Shared power to dispose or to direct the disposition of: 245,406 shares

	(c)	Transactions effected by Ms. Hoffman through family trusts as to which Ms. Hoffman is either trustee or trust advisor during the past 60 days: None

(d)	Another’s right to receive dividends: Not applicable

(e)	Date ceased to be a 5% owner: October 27, 2009

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ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                    Jay L. Schottenstein, Ann S. Deshe, Susan Schottenstein Diamond, and Geraldine Schottenstein Hoffman entered into a Statement of Understanding dated as of April 7, 1999, by which each would advise the others a reasonable time prior to making sales of shares of the issuer's stock, and cooperate in effectuating sales of such shares, through a brokerage firm reasonably acceptable to each of them. If there are limits on the number of shares that may be sold at such time, the parties agreed that sales would be made pro rata in accordance with each individual's ownership of the issuer shares.

                By letter dated June 5, 2006 addressed to Mr. Schottenstein, Ms. Diamond and Ms. Hoffman, Ms. Deshe withdrew her participation in the Statement of Understanding dated as of April 7, 1999 and thereby terminated her membership in the group within the meaning of Section 13(d)(3) of the Act. The letter was agreed to and accepted by Mr. Schottenstein, Ms. Diamond and Ms. Hoffman on June 14, 2006.

                    By letter dated November 15, 2007 addressed to Mr. Schottenstein and Ms. Hoffman, Ms. Diamond withdrew her participation in the Statement of Understanding dated as of April 7, 1999 and thereby terminated her membership in the group within the meaning of Section 13(d)(3) of the Act. The letter was agreed to and accepted by Mr. Schottenstein and Ms. Hoffman on November 15, 2007.

                    The information set forth and incorporated by reference in Items 4 and 5 with respect to the Voting Agreement is incorporated by reference herein.

ITEM 7.   Material to Be Filed as Exhibits

                The following exhibit is filed with this schedule:

                       1. Voting and Stockholder Agreement dated September 16, 2011 among Jay L. Schottenstein and, Ann S. Deshe, Susan S. Diamond, and certain of their spouses, lineal descendants and affiliates, and the additional parties named therein.

                    The following exhibits are incorporated by reference and deemed filed with this schedule:

2. A “Statement of Understanding”, dated as of April 7, 1999, entered into by Mr. Schottenstein, Ms. Deshe, Ms. Diamond, and Ms. Hoffman, was previously filed and incorporated herein by reference.

3. A letter dated as of June 5, 2006 from Ms. Deshe to Mr. Schottenstein, Ms. Diamond and Ms. Hoffman withdrawing Ms. Deshe's participation in the "Statement of Understanding" dated as of April 7, 1999 was previously filed and incorporated herein by reference.

4. A letter dated as of November 15, 2007 from Ms. Diamond to Mr. Schottenstein and Ms. Hoffman withdrawing Ms. Diamond's participation in the "Statement of Understanding" dated as of April 7, 1999 was previously filed and incorporated herein by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 20, 2011		/s/ Jay L. Schottenstein
Jay L. Schottenstein

SEI, INC.

DATED: September 20, 2011	By:	/s/ Jay L. Schottenstein
Jay L. Schottenstein, Chairman

DATED: September 20, 2011		/s/ Geraldine Schottenstein Hoffman
Geraldine Schottenstein Hoffman

Schedule A

CERTAIN INFORMATION ABOUT THE EXECUTIVE
OFFICERS AND DIRECTORS OF THE REPORTING PERSON

Set forth below is the name, principal occupation and business address of each executive officer and director of SEI, Inc.

Name	Principal Occupation	Business Address
Jay L. Schottenstein	Chairman of the Board of Directors, CEO and President of SEI, Inc. and Chairman, CEO and President of Schottenstein Stores Corporation and holds positions with other public and privately-held entities	4300 E. Fifth Avenue Columbus OH 43219
Thomas R. Ketteler	Member of the Board of Directors of SEI, Inc. and Board member and consultant to Schottenstein Stores Corporation	4300 E. Fifth Avenue Columbus OH 43219
Brian Strayton	Member of the Board of Directors of SEI, Inc. and Vice President and Treasurer of Schottenstein Stores Corporation	4300 E. Fifth Avenue Columbus OH 43219
Benton E. Kraner	President and Chief Operating Officer of Schottenstein Realty LLC	4300 E. Fifth Avenue Columbus OH 43219
Jeffry D. Swanson	Senior Vice President and Chief Financial Officer of Schottenstein Stores Corporation	4300 E. Fifth Avenue Columbus OH 43219
Irwin A. Bain	Senior Vice President, Secretary and General Counsel of Schottenstein Stores Corporation	4300 E. Fifth Avenue Columbus OH 43219
Tod H. Friedman	Executive Vice President and General Counsel of Schottenstein Realty LLC	4300 E. Fifth Avenue Columbus OH 43219